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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                          SEC FILE NUMBER 0-21068
                                          CUSIP NUMBER 82655N 105

[X] Form 10-K  [ ] Form 20-F  [ ]  Form 11-K [ ]  Form 10-Q  [ ] Form N-SAR
For Period Ended:    December 25, 1999
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: .............................................
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  Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:...Not
Applicable......................................................................

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PART I -- REGISTRANT INFORMATION

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  Full Name of Registrant ......Sight Resource Corporation....................
  Former Name if Applicable

  Address of Principal Executive Office (Street and Number)

  100 Jeffrey Avenue, Holliston, MA 01746.....................................
                   City, State and Zip Code
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PART II -- RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-
SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Registrant is unable to file its Annual Report on Form 10-K for the period ended December 25, 1999 in a timely manner because the Registrant has not yet received from a third party documentation that is being processed by such third party and which is necessary to satisfactorily complete the Registrant's audit.

                                               (Attach Extra Sheets if Needed)
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PART IV -- OTHER INFORMATION
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  (1) Name and telephone number of person to contact in regard to this notification

  ....James W. Norton, Chief Financial Officer.....(508)............429-6916....
         (Name)                                 (Area Code)   (Telephone Number)

  (2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X] Yes    [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [X] Yes    [ ] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  See Attachment A, which is incorporated herein by reference.

  .......................Sight Resource Corporation.........................
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date...March 24, 2000........ By:../s/ James W. Norton........................
                                       James W. Norton
                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

  1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

  2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

  3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

  4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

  5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).
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                                  ATTACHMENT A
                                       TO
                                  FORM 12b-25
                                      FOR
                           SIGHT RESOURCE CORPORATION


PART IV - OTHER INFORMATION

Item 3 - Change in Results of Operations.

  The Registrant currently anticipates that the financial statements to be included in its Annual Report on Form 10-K for the year ended December 25, 1999 ("Fiscal 1999") will reflect a net loss of approximately $2.9 million, or $0.31 per share, on revenue of approximately $67.0 million as compared to a net loss of approximately $1.0 million, or $0.11 per share, on revenue of approximately $55.0 million for the year ended December 31, 1998 ("Fiscal 1998"). The increase in the net loss of approximately $1.9 million from Fiscal 1998 to the Fiscal 1999 is primarily attributable to: (i) flat retail sales, (ii) increases in promotional discounts and (iii) a charge for allowance of doubtful accounts of $1.23 million, primarily for older receivables taken during the year, as compared to the prior year's allowance for doubtful accounts of $458,000.